SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 5
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-9 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany—Gross Domestic Products”, “— Inflation Rates”, “—Unemployment Rate” and “—Current Account and Foreign Trade” sections with the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section on pages 10-13 hereof; and

-	Exhibit (d) is hereby amended by adding the text under “Recent Developments—The Federal Republic of Germany—Impact of the Crisis in the Global Financial Markets” on pages 13 and 14 hereof to the section to the “Recent Developments—The Federal Republic of Germany—Impact of the Crisis in the Global Financial Markets” section.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On November 17, 2008, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.7855 per U.S. dollar ($1.2731 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period end	Average	High	Low
Quarter ended September 30, 2008	1.4081	1.4779	1.5923	1.3939

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2008 through October 2008, as reported by the Federal Reserve Bank of New York.

2008	High	Low
August	1.5569	1.466
September	1.4737	1.3939
October	1.4058	1.2446
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Nine Month Period Ended September 30, 2008
     The following information is based on unaudited financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2008.
     The group’s total assets increased by 7.1%, or EUR 25.1 billion, from EUR 354.0 billion as of December 31, 2007 to EUR 379.1 billion as of September 30, 2008.
     The group’s operating result before valuation amounted to EUR 1,137 million for the nine month period ended September 30, 2008, compared with EUR 1,021 million for the same period in 2007. The group's operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. The group’s consolidated loss for the nine month period ended September 30, 2008, amounted to EUR 1,768 million, compared with a loss of EUR 1,775 million for the same period in 2007, and resulted primarily from the following charges:
•	Charges in a total amount of EUR 1.0 billion incurred in connection with the risk protection for IKB Deutsche Industriebank AG (“IKB”) and the sale of KfW’s equity interest in IKB. These charges include the previously reported risk provision of EUR 660 million made by KfW in August 2008 for the expected aggregate loss resulting from the capital measures for IKB and the previously reported write-off of KfW’s equity interest in IKB in the amount of EUR 270 million recorded as of June 30, 2008.

•	Charges in a total amount of EUR 1.6 billion from fair-value accounting for financial assets and derivatives used for hedging purposes and risk provisioning for individual bank exposures, in both cases resulting primarily from the ongoing global financial markets crisis. These charges consist of EUR 0.4 billion recorded in connection with the bankruptcy of Lehman Brothers Holdings Inc. (“Lehman Brothers”), EUR 0.2 billion resulting from the Iceland moratorium, EUR 0.4 billion recorded in connection with structured securities and EUR 0.6 billion attributable to securities accounted for at fair value through profit or loss.
     Taking into account these charges, KfW expects to record a consolidated loss for full year 2008.
Promotional Business Volume
     The following tables set forth a breakdown by business areas and by products of KfW Bankengruppe’s promotional business volume, which consists of commitments for loans, grants and guarantees as well as securitizations, during the first nine months of 2008 as compared with the same period of 2007.

Promotional Business Volume by Business Area

	Nine months ended September 30,
	2008	2007
	(EUR in millions)
Investment finance
KfW Mittelstandsbank
Loan commitments (1)(2)	10,229.0	10,736.0
Securitization commitments (3)	1,577.8	5,407.2
Advisory services (grants) (4)	20.4	—

Total KfW Mittelstandsbank	11,827.2	16,143.2
KfW Förderbank
Loan commitments (2)	23,937.3	23,599.7
Securitization commitments (5)	—	4,588.8
Advisory services (grants) (4)	3.9	—

Total KfW Förderbank	23,941.2	28,188.5

Total investment finance	35,768.4	44,331.6

Export and project finance (KfW IPEX-Bank)	14,232.0	10,859.3

Promotion of developing and transition countries
KfW Entwicklungsbank	1,607.0	1,274.3
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	906.7	729.2

Total promotion of developing and transition countries	2,513.7	2,003.5

Total promotional business volume (6)	52,514.1	57,194.5

(1)	Includes guarantees and commitments for the ABS SME Portfolio. Guarantees amounted to EUR 20.3 million in the first nine months of 2008 and EUR 14.7 million in the same period of 2007. Commitments for the ABS SME Portfolio amounted to EUR 360.0 million in the first nine months of 2008 and EUR 429.8 million in the same period of 2007.

(2)	Commitments for the first nine months of 2007 have been adjusted according to a new reporting methodology which was introduced in 2008 with respect to global loans and global funding facilities. Starting in 2008, only amounts drawn down under global loans and global funding facilities as of the reporting date are presented as commitments. Previously, the total contract volume of global loans and global funding facilities as of the reporting date was presented as commitments regardless of the actual amount disbursed in the relevant financial period. As a result, the loan commitments for the first nine months of 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.

(3)	Consists of commitments made by KfW in transactions under the PROMISE program and its variations. The 2008 amount excludes first loss pieces retained by the originating banks, while the 2007 amount includes commitments made by KfW in the amount of EUR 5,404.8 million as well as first loss pieces retained by the originating banks in an amount of EUR 2.4 million.

(4)	Advisory services (grants) are shown since January 1, 2008. Comparative prior figures are not presented.

(5)	Consists of commitments made by KfW in transactions under the PROVIDE program and its variations. The 2007 amount presented includes commitments made by KfW in the amount of EUR 4,574.8 million as well as first loss pieces retained by the originating banks in an amount of EUR 14.0 million.

(6)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities, commitments represent the actual volume of funds disbursed in the relevant year.

Promotional Business Volume by Product

	Nine months ended September 30,
	2008	2007
	(EUR in millions)
Financing commitments	50,911.9	47,198.5
of which loans (1)	48,658.4	45,030.5
of which guarantees	1,380.3	1,337.7
of which grants	513.3	400.3
of which ABS SME Portfolio	360.0	429.8
Securitization commitments	1,577.8	9,996.0
Advisory services (grants)	24.3	—

Total promotional business volume	52,514.1	57,194.5

(1)	Commitments for the first nine months of 2007 have been adjusted according to a new reporting methodology with respect to global loans and global funding facilities which was introduced in 2008 and is described briefly in footnote (2) to the previous table. As a result, the loan commitments for the first nine months of 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     During the first nine months of 2008, KfW’s total promotional business volume declined to EUR 52.5 billion from EUR 57.2 billion in the same period of 2007. This decline was attributable to a substantial decrease in securitization commitments due to ongoing weak market conditions for securitizations, which was only partially compensated by an increase in financing commitments.
     In its investment finance business area, KfW’s total commitments decreased by EUR 8.5 billion from EUR 44.3 billion in the first nine months of 2007 to EUR 35.8 billion in the first nine months of 2008. This decrease was due to the decrease of securitization commitments under both KfW Förderbank’s PROVIDE program and its variations and KfW Mittelstandsbank’s PROMISE program and its variations. By contrast, loan commitments in KfW’s investment finance business area remained relatively constant at EUR 34.2 billion in the first nine months of 2008 compared to EUR 34.3 billion in the same period of 2007.
     KfW Mittelstandsbank’s total commitments decreased from EUR 16.1 billion in the first nine months of 2007 to EUR 11.8 billion in the same period of 2008. This decrease was mainly due to higher commitments in securitization transactions launched during the first nine months of 2007 (EUR 5.4 billion) compared to the same period in 2008 (EUR 1.6 billion). Total loan commitments of KfW Mittelstandsbank in the first nine months of 2008 decreased slightly to EUR 10.2 billion compared to EUR 10.7 billion in the same period in 2007. Commitments under the Unternehmerkredit loan program increased slightly from EUR 6.9 billion in the first nine months of 2007 to EUR 7.1 billion in the same period of 2008. However, this increase was offset by a decrease in commitments under KfW Mittelstandsbank’s other loan programs, equity participation programs and the ABS SME Portfolio. Commitments under its mezzanine programs, however, remained constant at EUR 1.0 billion.
     KfW Förderbank’s total commitments decreased from EUR 28.2 billion in the first nine months of 2007 to EUR 23.9 billion in the same period of 2008. This decrease reflected that no securitization transactions were launched under KfW Förderbank’s PROVIDE program and its variations during the first nine months of 2008 compared to commitments in securitization transactions of EUR 4.6 billion during the same period of 2007. Loan commitments of KfW Förderbank’s programs were characterized by a decrease of commitments under KfW Förderbank’s education and municipal infrastructure programs, which was more than offset by an increase of commitments under KfW Förderbank’s environmental and housing investment programs. In total, loan commitments under KfW Förderbank’s programs increased slightly to EUR 23.9 billion in the first nine months of 2008 from EUR 23.6 in the same period of 2007.
     Commitments of export and project finance, which are extended by KfW IPEX-Bank, amounted to EUR 14.2 billion during the first nine months of 2008 compared with EUR 10.9 billion during the same period of 2007. Major contributors to total commitments were the shipping, manufacturing and basic industries, and rail and road sectors. EUR 3.3 billion of total commitments in the first nine months of 2008 related to KfW IPEX-Bank’s domestic business, while EUR 10.9 billion related to commitments outside Germany. The biggest share of commitments outside Germany was to Europe (42% of total new commitments), followed by North America (15%), Asia (11%), Latin America (4%), Australia/Oceania (3%), and Africa (2%).
     Commitments for the promotion of developing and transition countries, which KfW provides either under its KfW Entwicklungsbank brand or through its wholly owned subsidiary DEG, amounted to EUR 2.5 billion in the first nine months of 2008 compared to EUR 2.0 billion in the same period of 2007. This increase reflected an increase in KfW Entwicklungsbank’s commitments, which amounted to EUR 1.6 billion in the first nine months of 2008 compared to EUR 1.3 billion in the same period of 2007. EUR 0.9 million of KfW Entwicklungsbank’s commitments in the first nine months of 2008 were funded from KfW’s own funds. DEG’s commitments also increased, amounting to EUR 0.9 billion in the first nine months of 2008 compared to EUR 0.7 million in the same period of 2007.
Sources of Funds
     KfW raised EUR 61.8 billion (including credit-linked certificates of indebtedness in the amount of EUR 0.3 billion) in the capital markets during the first nine months of 2008. Of this total amount 40% was raised in euros, 35% in U.S. dollars and the remainder in 20 other currencies.
Capitalization of KfW Bankengruppe as of September 30, 2008

(EUR in millions)
Borrowings
Short-term funds	31,583
Bonds and other fixed-income securities	267,780
Other borrowings	38,340
Subordinated liabilities (1)	3,747

Total borrowings	341,450

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	841
Retained earnings	4,208
Fund for general banking risks	50
Revaluation reserves	-458
Balance sheet profit/loss	-1,393

Total equity	12,802

Total capitalization	354,252

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2008, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.
(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

     The capitalization of KfW Bankengruppe as of September 30, 2008 is not necessarily indicative of its capitalization to be recorded as of December 31, 2008.
     The decrease in total equity, which amounted to EUR 12,802 million as of September 30, 2008 compared to EUR 14,936 million as of December 31, 2007, reflected (1) a decline of EUR 366 million of revaluation reserves due to valuation losses recognized directly in equity relating to available-for-sale financial assets and (2) a decline in retained earnings due to losses from fair-value accounting for financial assets and derivatives used for hedging purposes and risk provisioning for bank exposures as described above.
     In light of the ongoing global financial markets crisis, on October 13, 2008, the International Accounting Standards Board issued an amendment to IAS 39 with retroactive effect from July 1, 2008 relating to the reclassification of certain financial assets. KfW made use of the option granted under this amendment to reclassify certain non-derivative financial assets from the available-for-sale category to the loans and receivables category with retroactive effect from July 1, 2008 at their fair value of EUR 2.7 billion as of that date. As a result of this reclassification, the assets have been valued at amortized cost instead of at fair value as from July 1, 2008. Accordingly, fluctuations in the market value of these assets no longer negatively affect KfW’s revaluation reserves. A valuation of the reclassified assets at fair value in the third quarter of 2008 would have led to a relatively minor charge in respect of revaluation reserves in an amount of EUR 90 million.
     Despite the reclassification of certain non-derivative financial assets as described above, the accounting treatment of financial assets under IFRS is expected to continue to lead to fluctuations in KfW’s equity going forward, depending, in large measure, on future volatility of market values of financial assets and derivatives. In addition, fair-value accounting in respect of certain derivatives used to hedge risks arising from financial assets or obligations may lead to temporary gains or losses, although these hedges, on a cash basis, are economically effective over the entire life of a hedge.
     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. KfW does, however, calculate capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW's promotional core business. According to the calculations based on the results for the nine month period ended September 30, 2008, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 11.0% and its Tier 1 ratio amounted to 8.4% as of September 30, 2008.
Other Recent Developments
     With the exception of the risk provision for the expected aggregate loss resulting from the capital measures for IKB (including the IKB Capital Increase described below), which was already recorded in August 2008 prior to the completion of these measures, developments described below that occurred after September 30, 2008 did not have a retroactive effect on the financial information presented under “KfW’s Results for the Nine Month Period Ended September 30, 2008” above.
IKB
     Risk Protection for IKB. On October 24, 2008, the cash capital increase of IKB in the amount of EUR 1.25 billion, which had been approved at the meeting of IKB’s shareholders on March 27, 2008 (the “IKB Capital Increase”), was registered in the commercial register. KfW subscribed for 487,288,757 new IKB shares at EUR 2.56 per share in connection with the IKB Capital Increase. Upon registration of the IKB Capital Increase, KfW’s equity interest in IKB increased from 45.5% to 90.8%. KfW’s participation in the IKB Capital Increase represented the last of the capital measures implemented by KfW in connection with the risk protection for IKB under the mandate of the Federal Government of February 2008.
     Sale of KfW’s Interest in IKB. On October 29, 2008, KfW and an affiliate of Lone Star Funds (a U.S. private equity group) completed the sale of all of KfW’s shares in IKB. Lone Star acquired 531,314,328 shares, corresponding to 90.8% of IKB’s nominal share capital. KfW’s Board of Managing Directors and Lone Star had signed the corresponding purchase agreement on August 21, 2008, subject to, among other conditions, approvals by the European Commission and the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”), which were obtained prior to the completion of the sale.
Board of Managing Directors
     On November 1, 2008, Dr. Günther Bräunig resumed his functions as member of KfW’s Board of Managing Directors, which he had ceased to perform as from July 29, 2007, due to his temporary appointment as Chief Executive Officer of IKB.
     On October 22, 2008, the Office of the Public Prosecutor in Frankfurt am Main announced that it had initiated criminal investigations against members of KfW’s Board of Managing Directors for alleged breach of trust (Untreue) in connection with a transfer made by KfW to an affiliate of Lehman Brothers. As previously reported, on September 15, 2008 (the date of Lehman Brothers’ filing of a petition under Chapter 11 of the U.S. Bankruptcy Code), KfW had transferred EUR 319 million to a Lehman affiliate under a currency swap agreement, but that counterparty failed to make its corresponding U.S. dollar payment to KfW on that day in accordance with the agreement. KfW is cooperating fully with the Office of the Public Prosecutor.
Global Financial Markets Crisis
     Participation in Rescue Measures for HRE Group. In October 2008, the Federal Government, the German Central Bank (Deutsche Bundesbank), the BaFin and leading representatives of the German banking and insurance sector reached an agreement in principle on a solution for liquidity requirements totaling EUR 50 billion of Hypo Real Estate Group (“HRE Group”), a private banking group headquartered in Munich, Germany, which had experienced serious liquidity problems as a result of the ongoing global financial markets crisis. Contractual arrangements relating to the implementation of various liquidity measures for the benefit of HRE Group have been made between HRE Group and a consortium of German financial institutions. KfW, as part of the consortium of German financial institutions, is participating in these liquidity measures in an amount of less than 0.5% of the total amount of EUR 50 billion.
     Participation in Government Measures to Promote Investments. On November 5, 2008, the Federal Government announced that it intended to take action to implement a package of targeted measures and incentives aimed to encourage investment and consumer spending in a total amount of EUR 50 billion over the next two years in order to protect the German real economy from the impact of the global financial markets crisis and, in particular, to safeguard enterprises against a lack of funding from financial institutions. For more information concerning the Federal Government’s package of investment measures, see “The Federal Republic of Germany — Impact of the Crisis in the Global Financial Markets — Measures to Promote Investments.” Approximately EUR 20 billion of the Federal Government’s package has been earmarked to be granted as financing commitments by means of KfW Förderbank’s and KfW Mittelstandsbank’s instruments in 2009. To limit additional risk for KfW in connection with these measures, a guarantee of the Federal Government is envisaged.

THE FEDERAL REPUBLIC OF GERMANY
Overview of Key Economic Figures
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2007	0.6	2.4
4th quarter 2007	0.3	1.7
1st quarter 2008	1.4	2.7
2nd quarter 2008	-0.4	1.9
3rd quarter 2008	-0.5	0.8
     The negative trend of the German economy continued in the third quarter of 2008, as GDP declined by 0.5% in the third quarter of 2008 compared to the second quarter of the year. While a slight increase in final consumption expenditure of households and government and increasing inventories contributed positively to quarterly growth, the balance of exports and imports negatively affected the development of GDP, as imports recorded a considerable increase and exports declined.
     Compared to the third quarter of 2007, price-adjusted GDP increased by 1.3% in the third quarter of 2008. Adjusted for calendar effects, however, the year-on-year growth rate of price-adjusted GDP was only 0.8% due to an additional working day in the third quarter of 2008 compared to the third quarter of 2007.
Source: Statistisches Bundesamt, First release of data on the economic performance in the 3rd quarter of 2008, press release of November 13, 2008,
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/11/PE08__423__811,templateId=renderPrint.psml).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
October 2007	0.3	2.8
November 2007	0.5	3.2
December 2007	0.6	3.1
January 2008	-0.3	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
     The downward trend of the year-on-year rate of price increase in October 2008 was mainly due to the current price decrease for mineral oil products. The year-on-year price increases for liquid fuel (+22.6%) and for motor fuels (+2.7%) in October 2008 were smaller than in the preceding months. Among the other sources of household energies, particularly gas (+21.4%) was more expensive than in October 2007. Excluding the price trend for energy products, the year-on-year rate of price increase in October 2008 would have been +1.5%. Prices for food (+4.3% on average) especially and cereals (+7.2) and confectionary (+6.5%), increased in October 2008 compared to October 2007, while prices decrease for information processing equipment (-15.5%), consumer electronics (-11.2%), education (-3.8%) and communication (-3.5%).
     The decrease in the consumer price index in October 2008 compared to September 2008 was due to opposite price trends. Price decreases for liquid fuel (-7.4%) and motor fuels (-7.6%) were partly offset by increased prices for gas (+6.7%) and food (+0.2% on average).
Source: Statistisches Bundesamt, Consumer prices in October 2008: +2.4% on a year earlier, press release of September 14, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/11/PE08__426__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	7.9	7.7
February 2008	7.9	7.6
March 2008	7.8	7.4
April 2008	7.7	7.4
May 2008	7.1	7.4
June 2008	7.5	7.3
July 2008	7.0	7.3
August 2008	6.7	7.2
September 2008	6.2	7.1

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 568,000, or 1.4%, in September 2008 compared to September 2007. At the same time, the number of unemployed persons decreased by approximately 450,000, or 12.5%, in September 2008 compared to September 2007.
Sources: Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml);
Statistisches Bundesamt, Employment increase continues, press release of October 30, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/10/PE08__404__132,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to September 2008	January to September 2007
Foreign trade	142.9	146.6
Services	-13.0	-14.2
Factor income (net)	25.8	27.4
Current transfers	-23.7	-24.8
Supplementary trade items	-7.2	-7.3
Current account	124.8	127.7
Source: Statistisches Bundesamt, German exports in September 2008: +6.9% on September 2007, press release of November 7, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/11/PE08__412__51,templateId=renderPrint.psml).
Fiscal Maastricht Criteria
     In October 2008, the Federal Statistical Office announced that net borrowing of general government, which is calculated for purposes of the Stability and Growth Pact, had been increased retroactively from EUR 18.7 billion to EUR 26.0 billion for the year 2007. This adjustment was based on a decision by Eurostat requiring that the measures taken by KfW in 2007 in connection with the risk protection for IKB be recorded in the general government accounts. When measured in GDP at current prices, this adjustment corresponds to a general government deficit ratio of 0.2% in 2007 (up from an earlier estimate of 0.0%).
     In the excessive deficit procedure notification table of October 2008, a balanced general government budget is projected with respect to the year 2008.
Sources: Statistisches Bundesamt, Maastricht deficit ratio for 2007 amounting to 0.2%, press release of October 28, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/10/PE08__394__813,templateId=renderPrint.psml);
Eurostat, Government finance statistics, Germany, October 2008 EDP notification table
(http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_2008-10.PDF).
Impact of the Crisis in the Global Financial Markets
Measures to Stabilize Financial Markets
     On October 17, 2008, the Bundestag and the Bundesrat, Germany’s two Houses of Parliament, adopted the Law on the Implementation of a Package of Measures to Stabilize the Financial Markets (Finanzmarktstabilisierungsgesetz) (the “Stabilization Law”), which had been proposed by the Federal Government on October 13, 2008. On October 20, 2008, the Federal Government adopted a regulation implementing the Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds) (the “Fund”) provided for by the Stabilization Law. The regulation sets forth the general conditions under which individual stabilization measures may be granted, including certain requirements which financial sector institutions (Unternehmen des Finanzsektors) must satisfy to be able to take advantage of the Fund. The stabilization measures include Government guarantees of up to EUR 400 billion as well as recapitalization measures and risk assumption for troubled assets of up to EUR 80 billion to stimulate bank refinancing and to ensure the availability of loans for the economy. At the end of October 2008, the European Commission approved the Stabilization Law under EU state aid rules. As of early

November 2008, a number of banks, including HRE Group, Commerzbank and various Landesbanken, have applied for support under the Stabilization Law.
Sources: Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes (Finanzmarktstabilisierungsgesetz – FMStG), October 17, 2008
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Finanzmarktstabi.html);
Verordnung zur Durchführung des Finanzmarktstabilisierungsfondsgesetzes (Finanzmarktstabilisierungsfonds-Verordnung — FMStFV), October 20, 2008
(http://www.bundesfinanzministerium.de/nn_4312/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Finanzmarktstabilisierungsfonds__Verordnung.html);
Bundesregierung beschließt Rechtsverordnung zum Finanzmarktstabilisierungsgesetz, press release of the Federal Ministry of Finance dated November 20, 2008
(http://www.bundesfinanzministerium.de/nn_53532/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/10/20082010__PM53.html);
Stabilisierung der Finanzmärkte, publication of the Federal Ministry of Finance dated November 20, 2008
(http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/122__Paket__Finanzmaerkte.html);
Freie Fahrt für den Stabilisierungsfonds - EU-Kommission genehmigt den deutschen Bankenschirm, joint press release of the Federal Ministry of Economy and Technology and the Federal Ministry of Finance dated October 28, 2008
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=276582.html);
Rettungspaket für Banken greift, publication of the Federal Ministry of Finance dated November 6, 2008
(http://www.bundesfinanzministerium.de/nn_54/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/finanzkrise/074__wirks__Bankenpaket.html?__nnn=true);
Maßnahmenpaket zur Stabilisierung der Finanzmärkte, publication of the Federal Ministry of Finance
(http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/schaubild/schaubild.html).
Measures to Promote Investments
     On November 5, 2008, the Federal Government announced that it intended to take action to implement a package of targeted investment incentives generally over the next two years that aims to protect the German real economy from the impact of the global financial crisis. The proposed measures seek to promote investments by private businesses, households and local authorities, including by providing for more liberal write-down rules on movable assets and additional funds to stimulate investment in building modernization and infrastructure. At the same time, tax breaks, including for modernization and maintenance measures in private households and for motor vehicle purchases, are designed to encourage spending and thus stimulate consumption. These targeted incentives seek to encourage investment and consumer spending in a total amount of EUR 50 billion. In addition, the Federal Government plans to take measures to stabilize the labor market and prevent lay-offs of employees by employers. The preparation of the legislative proposals required for the implementation of the package is currently pending and the subsequent approval of these proposals by the legislature must be obtained.
Sources: Government agrees on investment package, press release of the Federal Government dated November 5, 2008
(http://www.bundesregierung.de/Content/EN/Artikel/2008/11/2008-11-05-investitionspaket__en.html);
Schutzschirm für Arbeitsplätze, publication of the Ministry of Finance dated November 5, 2008
(http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/073__Schutzschirm__arbeitsplaetze__fl__teaser.html?__nnn=true);
Bundesregierung konkretisiert Maßnahmenpaket, publication of the Ministry of Finance dated November 12, 2008
(http://www.bundesfinanzministerium.de/nn_54/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/schutzschirm__fuer__arbeitsplaetze/002__bundesregierung__konkretisiert__massnahmenpaket.html?__nnn=true);
Kfz-Steuervorteil für Neufahrzeuge, publication of the Federal Government dated November 12, 2008
(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/11/2008-11-12-kfz.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President
Date: November 18, 2008